Exhibit 23.1

        Consent of Independent Auditors

The Board of Directors
Airgas, Inc.:

        We consent to the incorporation by reference in the Registration Statements (Nos. 33-25419, 33-64058 and 333-75256) on Form S-8 of Airgas, Inc. of our report dated June 10, 2002, relating to the statements of net assets available for benefits of Airgas, Inc. 401(k) Plan as of December 31, 2001 and 2000, the statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets held for investment purposes as of December 31, 2001. This report is included in the December 31, 2001 annual report on Form 11-K of Airgas, Inc. 401(k) Plan.

/S/ KPMG LLP

Philadelphia, Pennsylvania
June 25, 2002